Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes this BMO Investor Presentation, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Presentation Transforming BMO's U.S. Platform Acquisition of Marshall & Ilsley Corp December 17 ? 2010

Forward Looking Statements & Non-GAAP Measures Cautionary Statement Regarding Forward-Looking Information Bank of Montreal's public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, statements with respect to the acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "will", "should", "may", "could" and other similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I's customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO's 2010 Annual Report. A significant amount of M&I's business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. In calculating certain pro-forma impacts of the transaction and the $800 million in additional common equity on our Tier 1 capital ratio and common equity ratio we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) prior to December 16 and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non- common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimate. Our estimates of expected RWA and capital deductions for M&I at closing are based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflected our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at October 31, 2010 or as close to October 31, 2010 as was practical. The Basel rules are not yet finalized and are subject to change, which may impact the results of our analysis. Assumptions about current and expected capital requirements, M&I's revenues and expenses, potential for earnings growth as well as costs associated with the transaction, and expected synergies were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO's earnings in 2013. Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating transaction and integration costs. BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. Non-GAAP Measures Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal's Fourth Quarter 2010 Earnings Release and Bank of Montreal's 2010 Management's Discussion and Analysis, all of which are available on our website at www.bmo.com/investorrelations. Examples of non-GAAP amounts or measures include: cash earnings per share and cash productivity; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs. Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

Additional Information for Stockholders In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.bmo.com under the tab "About BMO - Investor Relations" and then under the heading "Frequently Accessed Documents" or from M&I by accessing M&I's website at www.MICorp.com under the tab "Investor Relations" and then under the heading "SEC Filings." BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO's 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Transforming BMO's U.S. Operations Delivers compelling transaction economics BMO's strong capital position will be maintained Capitalizes on opportune economic, regulatory and market environment Extensive due diligence on loan portfolio and prudent loan valuation Strategicall y Compelling Financially Attractive Excellent Cultural Fit u u u Consistent with BMO's strategy of expanding our U.S. business Transforms and strengthens BMO's U.S. operations by increasing scale and combining the best from both organizations Positions the business for growth through exposure to M&I's multiple markets Combines two organizations with strong customer focus Consistent values, vision and culture

Transaction Summary

C$ unless otherwise indicated

Purchase Price	US$7.75 per M&I common share or US$4.1 billion
Transaction Structure	100% stock consideration at a fixed exchange ratio of 0.1257 BMO common shares per M&I common share
Pro-forma Ownership[1]	Current BMO shareholders ~89%; M&I shareholders ~11%
TARP Repayment	Repayment of US$1.7 billion of preferred shares, accrued and unpaid dividends, as well as outstanding warrants
Common Equity Issuance	Intend to issue $800 million of BMO common shares prior to closing
Estimated Pre-tax Cost Synergies	~$250 million
Transaction Economics	Estimated IRR >15%; accretive to cash EPS[2] in Year 2 (2013); attractive valuation multiples
Regulatory Capital Impact	Basel II Tier 1 Ratio[3]: ~170 bps Basel III Common Equity Ratio[3,4]: ~110 bps
Expected Closing Date	Fiscal Q3 2011
Required Approvals	Regulatory and M&I shareholders (50.1% threshold)

1. Pro-forma ownership percentages calculated prior to any subsequent common equity issuance.
2. Non-GAAP measure, see slide 1 of the presentation and page 91 of BMO's 2010 Annual Report
3. Pro-forma Q4 2010 capital ratios include intended common equity raise of $800 million.
4. Basel III figures as at October 31, 2010 are estimated based on Basel III 2019 rules announced prior to December 16th and the impact of certain key changes associated with the adoption of IFRS. Refer to Bank of Montreal Management's Discussion and Analysis for fiscal 2010 for further details.

BMO Financial Group
Acquisition of Marshall & Ilsley Corp. • December 17, 2010
4

Chicagoland 216* Greater Vancouver 74* Greater Toronto 202* Greater Montreal 94* Greater Edmonton 37* Greater Calgary 42* Greater Winnipeg 27* Halifax / Saint John 22* BMO's Pro-forma North American Footprint BMO Branches - 910 locations Harris Private Banking (Wealth Mgmt) Harris Bank Branches - 312 locations BMO Capital Markets * Combined retail locations in major urban centers M&I (Marshall & Ilsley) Branches - 374 locations Greater Milwaukee 96* Greater Minneapolis 37* Greater Phoenix 48* Greater Indianapolis 42* Florida 39* Source: SNL Financial and Company Disclosure

374 branches $52 billion in assets $40 billion in loans $38 billion in deposits #1 bank by deposit market share in Wisconsin AUM of $33 billion and AUA of $129.3 billion Trust offices in 13 states Diversified Lines of Business Business Highlights1 Overview of M&I Top M&I Markets by Deposits US$ unless otherwise indicated LTM Revenue US$2.5 billion Source: SNL Financial and Company Disclosure 1 As at September 30, 2010

C$ billions Expanding Presence and Scale in the U.S. Source: SNL Financial and Company Disclosure. Note: Metrics as at October 31, 2010 for BMO and September 30, 2010 for M&I. Figures do not reflect any transaction adjustments or expected synergies. M&I and BMO U.S. metrics converted into Canadian dollar equivalent. 1. Balance sheet items based on average balances.

Capital Overview

- BMO remains well-capitalized and is well-positioned to meet applicable Basel III capital requirements when implemented
- BMO intends to raise approximately $800 million in additional common equity before the transaction is completed, which has been reflected in the pro-forma ratios
  - the benefit of anticipated retained earnings growth prior to closing has not been reflected
- On a Basel II basis, the pro-forma Q4 2010 Tier 1 Ratio is ~11.7%
- On a Basel III basis, the pro-forma Q4 2010 Common Equity Ratio is ~6.7%

Pro-forma Capital Ratios

	Tier 1 Ratio (%)	Common Equity Ratio (%)
BASEL II[1]		
Q4'10 Reported	13.4%	10.3%
Transaction Impact	~170 bps	~110 bps
Q4'10 Pro-forma	**11.7%**	**9.2%**
BASEL III[1,2]		
Q4'10 Estimate	10.4%	7.8%
Transaction impact	~150 bps	~110 bps
Q4'10 Pro-forma	**8.9%**	**6.7%**

1. Includes M&I's estimated risk weighted assets at closing.
2. Basel III figures as at October 31, 2010 are estimated based on Basel III 2019 rules announced prior to December 16th and the impact of certain key changes associated with the adoption of IFRS. Refer to Bank of Montreal Management's Discussion and Analysis for fiscal 2010 for further details.

BMO Financial Group
Acquisition of Marshall & Ilsley Corp. • December 17, 2010
8

Loan Portfolio Characteristics



Total Loans Outstanding
US$39.7 billion
As at September 30, 2010
Consumer (US$11.1 billion)
Home Equity
39%
1st Mortgage
42%
Other
19%
C&I (US$16.2 billion)
Manufacturing
18%
Other
33%
Wholesale
10%
Fin. Inst.
7%
Retail
6%
Owner Occupied
Commercial Mortgage
26%
CRE (US$12.4 billion)
Investor Owned
Commercial Mortgage
71%
Developer
29%
Consumer
28%
C&I
41%
Commercial Real
Estate
31%

- Diversified loan portfolio mix by both asset class and geography
  - primarily Midwestern footprint
- Retail portfolio consists primarily of residential secured loans
  - Predominately prime
  - Home Equity primarily in WI (36%) with approximately 37% of the portfolio located in non-footprint states due to a wholesale origination channel.
- C&I portfolio consists of a diversified base of small business, middle market, large corporate and public sector customers across various industries and regions.
- CRE portfolio comprised primarily of Investor Owned Commercial Mortgages
- Continued credit stabilization and improving asset quality of loan portfolio over recent quarters
  - M&I has actively managed its loan portfolio to mitigate credit risks
  - Non-performing loans as a percentage of total loans have fallen since 2009 to ~4.0%
  - Stressed C&D portfolio now represents only 9% of total loans vs. 23% in Q3 2007

Note: Loan portfolio detail based upon stratifications provided during the Q3 2010 call report.
1. Other C&I includes Portfolio Segments that are each <5% of the total.

BMO Financial Group Acquisition of Marshall & Ilsley Corp. • December 17, 2010 9

Review of M&I's loan portfolios utilized: extensive bank resources for internal loan file reviews and data analysis augmented by third party portfolio analyses and discussions with management Individual credit files reviewed by approximately 50 BMO and Harris senior risk professionals to assess risk profile and credit mark On-site team conducted extensive review of commercial portfolio (over 2,500 loan files) providing coverage across all major asset types, geography and segments Detailed analysis of consumer portfolios completed Also engaged two outside specialist firms to provide independent credit mark assessment Additional "deep dive" due diligence conducted into specialized portfolio segments exhibiting higher risks Extensive Loan Portfolio Due Diligence Conducted Overview of Credit Mark Extensive Due Diligence Process Note: Portfolio breakdown illustrated here is based on stratification from credit due diligence and may not tie directly to the Q3 2010 call report data on page 9. 1. Total excludes $0.9 billion indirect auto loan sale executed in Q4 2010. 2. Through the cycle losses based on average loan portfolio balance since December 31, 2007 of US$45 billion.

Clear Path Forward Mark Furlong: CEO of combined U.S. P&C business Ellen Costello: CEO of Harris Financial Corp. (U.S. Holding Company) and U.S. Country Head for BMO Financial Group Combine top management talent from both companies Leveraging significant prior integration experience of both companies Strong execution team focused on project management and driving results Experienced dedicated teams to manage run-off loan portfolios and loss mitigation Plan to convert systems to one combined technology and operations platform Will ensure business-as-usual for customers Capturing ~$250 million in identified cost savings with transaction and restructuring charges of ~$540 million Strong US Managemen t Team Focused on Integration Execution

Q&A

Investor Relations Contact Information VIKI LAZARIS Senior Vice President 416.867.6656 viki.lazaris@bmo.com E-mail: investor.relations@bmo.com www.bmo.com/investorrelations Fax: 416.867.3367 TERRY GLOFCHESKIE Director 416.867.5452 terry.glofcheskie@bmo.com